EXHIBIT 12.2

PSEG POWER LLC
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended		Years Ended
	September 30,		December 31,
	2017	2016	2016	2015	2014	2013	2012
	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):
Pre-tax Income (Loss) from Continuing Operations	$(211)	$528	$(43)	$1,367	$1,251	$1,063	$1,099
(Income) Loss from Equity Investees, net of Distributions	2	5	7	1	3	(10)	(6)
Fixed Charges	104	108	142	152	150	143	164
Capitalized Interest	27	(20)	11	(1)	1	1	(6)
Total Earnings	$(78)	$621	$117	$1,519	$1,405	$1,197	$1,251
Fixed Charges as Defined in Regulation S-K (B)
Interest Expense	$96	$105	$138	$148	$146	$139	$161
Interest Factor in Rentals	8	3	4	4	4	4	3
Total Fixed Charges	$104	$108	$142	$152	$150	$143	$164

Ratio of Earnings to Fixed Charges (C)	(0.75)	5.75	0.82	9.99	9.37	8.37	7.63

(A)
The term “earnings” shall be defined as pre-tax Income from Continuing Operations before income or loss from equity method investees plus distributed income from equity investees. Add to pre-tax income the amount of fixed charges adjusted to exclude the amount of any interest capitalized during the period.

(B)	Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, and (c) an estimate of interest implicit in rentals.

(C)
The ratio of earnings to fixed charges for the nine months ended September 30, 2017, was (0.75), as noted above, which represents a deficiency of $182 million. The ratio of earnings to fixed charges for the year ended December 31, 2016, was 0.82, as noted above, which represents a deficiency of $25 million.